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FOR IMMEDIATE RELEASE


FORD PROVIDES DETAIL ON SECOND QUARTER CHARGES


DEARBORN, Mich., July 13, 2000 - Ford Motor Company [NYSE: F] today disclosed detail on the one-time charges it will incur in the second quarter of 2000.

Visteon Independence: Ford Motor Company will post an after-tax charge of approximately $2.3 billion related to the distribution of the company's 100 percent interest in Visteon Corporation [NYSE: VC] to Ford shareholders on June
28. This amount reflects the difference between the carrying value of Ford's net investment in Visteon and the market value of Visteon stock on the date of distribution.

"Visteon's independence from Ford allows both organizations to focus on their core businesses," said Jac Nasser, president and chief executive officer of Ford Motor Company. "Visteon now can accelerate growth and become stronger by competing for business across the entire industry."

European Charges: The company will post an after-tax charge of approximately $1 billion, approximately $1.6 billion before taxes, related to an extensive business review of the Ford brand operations in Europe that was announced in May. The pre-tax European charges include asset impairments of approximately $1.1 billion as well as restructuring costs of $468 million, including employee separations and other exit related costs.

_______________________________________________________________________________
Financial News, The American Road, Dearborn, MI  48121-1899
Telephone: 313-594-4410; Fax:  313-594-3494
E-Mail: khampto2@ford.com; Internet: http://media.ford.com

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                                      -2-
"With the plan in place to improve efficiency and reduce overcapacity as well as fixed costs, and the acceleration of an extraordinary product offensive representing 45 significant new products over the next five years, we are confident our European operations are driving toward sustained profitable growth," said Nasser.

The after-tax aggregate amount of these charges is expected to be approximately $3.3 billion or approximately $2.70 per diluted common and Class B share.

These charges will be reflected in Ford Motor Company's second quarter results, which will be released at 7 a.m. July 19.

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